UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated March 14, 2019

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Changes in Registrant’s Certifying Accountant

On March 14, 2019, the Board of Directors of Bioceres Crop Solutions Corp. (the “Company”), formerly known as Union Acquisition Corp. (“Union”) approved the dismissal of Marcum LLP (“Marcum”) as the Company’s independent registered public accounting firm, in connection with the business combination that consummated on March 14, 2019. On March 14, 2019 (the “Dismissal Date”), the Company notified Marcum of its dismissal effective immediately. Marcum served as Union’s independent registered public accounting firm for the period from November 14, 2017 (inception) to January 31, 2019 and for the subsequent interim period through the Dismissal Date.

Marcum’s report on Union’s financial statements as of January 31, 2019 and 2018 and for the period from November 14, 2017 (inception) to January 31, 2018 and for the year ended January 31, 2019 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except that Marcum’s report noted that there was substantial doubt about the ability of Union to continue as a going concern.

During the period from November 14, 2017 (inception) to January 31, 2018 and for the year ended January 31, 2019, and in the subsequent interim period through the Dismissal Date, there were (i) no disagreements between Union and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference to the subject matter of the disagreement in its reports on the financial statements for such periods and (ii) no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

The Company provided Marcum with a copy of this Report on Form 6-K, and requested that Marcum furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether Marcum agrees with the disclosures contained in this Report on Form 6-K and, if not, stating the respects in which it does not agree. The Company has received the requested letter from Marcum and a copy of Marcum’s letter has been furnished as Exhibit 99.1 to this Report on Form 6-K.

In addition, on March 14, 2019, the Company’s Board of Directors approved the engagement of Price Waterhouse & Co. S.R.L. (“PwC”), as the Company’s independent registered public accounting firm.

During the period from November 14, 2017 (inception) to January 31, 2018 and for the year ended January 31, 2019, and in the subsequent interim period through the Dismissal Date, neither the Company nor anyone on its behalf has consulted with PwC regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that PwC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

Financial Statements and Exhibits

Exhibits.

Number	Description
99.1	Letter of Marcum dated March 14, 2019 regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.

Date: March 14, 2019	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer